SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X       Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes           No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of August 2005
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of July and Cumulative for 7 Months 2005, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of June 2005 Relative to Industry Results or Levels, Compared with Prior Year Periods

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of July and Cumulative for 7 Months 2005,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of June 2005
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	July N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of July 2005

Agricultural Tractors: under 40 horsepower (2WD)	(25.5)%	Down moderate double digits – slightly better than the industry

40 to 100 horsepower (2WD)	+ 2.1%	Up mid-single digits – in line with the industry

over 100 horsepower (2WD)	(1.8)%	Up low double digits

4 wheel drive tractors	(1.6)%	Up high single digits

Sub total tractors over 40 hp	+ 1.3%	Up mid-single digits – moderately better than the industry

Total Ag tractors	(15.2)%	Down mid-single digits – moderately better than the industry

Combines	+ 20.1%	Up low double digits – moderately less than the industry

Loader/backhoes	Up low single digits	Down mid-single digits

Skid Steer Loaders	Up low double digits	Up low double digits – moderately better than the industry

Total Heavy Construction Equipment	Up mid-single digits	Up low double digits – moderately better than the industry

RETAIL UNIT SALES:
7 MONTHS, 2005

Agricultural Tractors:
under 40 horsepower (2WD)	(8.9)%	Down low double digits

40 to 100 horsepower (2WD)	+ 10.7%	Down low double digits

over 100 horsepower (2WD)	+ 2.2%	Down high single digits

4 wheel drive tractors	+ 3.5%	Down low single digits

Sub total tractors over 40 hp	+ 8.4%	Down high single digits

Total Ag tractors	(2.0)%	Down low double digits

Combines	+ 15.3%	Flat

Loader/backhoes	Up mid-single digits	Up low single digits

Skid Steer Loaders	Flat	Down low double digits

Total Heavy Construction Equipment	Up low double digits	Up low double digits – slightly less than the industry

DEALER INVENTORIES:
END OF JUNE 2005

Agricultural Tractors:
under 40 horsepower (2WD)	5.8 months supply	One month higher than the industry

40 to 100 horsepower (2WD)	5.3 months supply	In line with the industry

over 100 horsepower (2WD)	4.2 months supply	One-half month higher than the industry

4 wheel drive tractors	3.5 months supply	In line with the industry

Total tractors	5.4 months supply	One-half month higher than the industry

Combines	3.8 months supply	More than one month higher than the industry

Dated: August 15, 2005

U.S. Ag Flash Reports

July 2005 Flash Report
U.S. Unit Retail Sales
(Report released 8/10/2005)
To download a PDF of this report, please click here.

							June 2005
				Y-T-D			U.S. Field
Equipment	July 2005	July 2004	% Chg.	2005	Y-T-D 2004	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	11,289	15,463	-27.0	79,613	88,387	-9.9	61,852
40 & Under 100 HP	7,697	7,578	1.6	45,864	41,359	10.9	33,001
100 HP & Over	1,411	1,411	0	12,401	12,162	2.0	6,651
Total - 2 Wheel Drive	20,397	24,452	-16.6	137,878	141,908	-2.8	101,504
Total - 4 Wheel Drive	224	222	.9	2,186	2,027	7.8	1,061
Total Farm Wheel Tractors	20,621	24,674	-16.4	140,064	143,935	-2.7	102,565
Combines (Self-Propelled)	746	665	12.2	3,168	2,758	14.9	1,977

Association of
Equipment Manufacturers
111 East Wisconsin Avenue Milwaukee, WI 53202-4806
414-298-4146 414-272-2464/FAX
Web Site: www.aem.org    E-mail: dcarson@aem.org
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© AEM 2005 — Association of Equipment Manufacturers
Toll Free: 866-AEM-0442
Click here to read our Legal and Privacy Information
Contact Us
Headquarters Office
111 E. Wisconsin Ave. Suite 1000
Milwaukee, WI 53202-4806
Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

July 2005 Flash Report Canada Unit Retail Sales
(Report released 8/10/2005)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.

	July			July YTD			June
							2005	2004
							Canadian	Canadian
							(Field)	(Field)
Equipment	2005	2004	% Chg.	2005	2004	% Chg.	Inventory	Inventory
Farm Wheel Tractors -2 Wheel Drive
Under 40 HP	749	686	9.2	4,816	4,284	12.4	4,253	3,085
40 & Under 100 HP	524	476	10.1	3,676	3,398	8.2	3,042	2,854
100 HP & Over	229	259	-11.6	2,112	2,032	3.9	1,549	1,498
Total - 2 Wheel Drive	1,502	1,421	5.7	10,604	9,714	9.2	8,844	7,437
Total - 4 Wheel Drive	16	22	-27.3	392	464	-15.5	224	154
Total Farm Wheel Tractors	1,518	1,443	5.2	10,996	10,178	8.0	9,068	7,591
Combines (Self-Propelled)	277	187	48.1	788	672	17.3	734	716
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

© AEM 2005 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse,
Assistant Secretary

August 16, 2005